SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S REPORT

The management of Tele Sudeste Celular Participações S.A. - "TSD" , a company resulting from the joint venture between Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management's Report and the company's Financial Statements, together with the Independent Auditors and Audit Committee reports for fiscal year ended at December 31, 2004, in compliance with the provisions in the law and bylaws.

1. POLITICAL AND ECONOMIC ENVIRONMENT

2004 was marked by the strong growth in Brazil 's economy. Not only did preliminary projections point to an increase in GDP of around 5%, its best performance since 1994, but there was also rise in the levels of employment, consumption and industrial output. But despite the drop in the inflation rate as compared to the year before, it was higher than the goal targeted by the Brazilian Government, albeit still within the 2.5% margin of error established by National Monetary Council. The Consumer Price Index (IPCA) closed the year at 7.6%, as against the targeted 5.5%. In response to the pressure of inflation, Brazilian Central Bank created a very stringent monetary policy characterized by successive increases in the effective basic interest rate (SELIC) throughout the second half of the year, reverting the downward trend of the first half, to 17.74% at year's end, up 1.42 percentage points on the 2003 figure.

Main highlights on the international scenario were the devaluation of the US dollar against the Euro and main worldwide currencies, the record increase in oil prices, with a slight end-of-year drop, the reelection of the US president and the onset of the proclaimed escalation of US interest rates.

The US dollar rate fell 8% in relation to the Brazilian real to R$2.6544 to one US dollar, this being the second year this appreciation has occurred. The appreciation of the Real against the US dollar was due not only to the dollar devaluation on the international market, but also to the entry of new foreign investments into Brazil , and especially to a record surplus trade balance.

The foreign market continued to rate Brazil positively. Brazil 's risk dropped by almost 20% in the year, to 379 points, the lowest score since October 1997. The C-Bond closed the year at a trading value of 102% of its face value, and Global 40 at 119%.

Taking full advantage of the rekindling of the domestic economy and consolidation of mobile phone operators on the Brazilian market and consequent rising competition, the Brazilian mobile phone market grew by a significant 41.5%, boasting over 65.6 million customers.

THE WORLDWIDE MOBILE TELEPHONY BUSINESS

The world mobile telephony market expanded 18.6% and 20.3%, respectively in 2002 and 2003. Growth in 2004 is expected to be about the same, to the tune of 20%. Following the same trend of the year before, Nigeria , Russia and India are expected to be the markets posting the highest growth rates, 130%, 91% and 69%, respectively.

In 2004, worldwide mobile penetration is expected to reach 33%, up 5 percentage points on the 2003 figure. In third quarter 2004 worldwide mobile penetration was 32%, which is more than the 23% penetration registered by fixed telephones around the world. In some countries mobile penetration has exceeded 100%, such as in Sweden , Italy and Israel where mobile penetration has been a reported 108%, 106% and 105%, respectively.

THE MOBILE TELEPHONY BUSINESS IN BRAZIL

2004 registered a strong expansion in the Brazilian mobile business triggered principally by the strong competition pressure among operators, which broke down the barriers to new services and toppled service prices. The year closed with a total 65.6 million lines, reporting 41.5% growth in the year.

Expectations point to a slight slowdown in the growth of the mobile business in 2005, due mainly to the already high mobile penetration and operator concern in stepping up business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 40.5% market share at the end of the year.

Net additions in 2004 totaled 19.2 million, up 67% on net additions registered in 2003. The last quarter of the year reported the highest volume of net additions in the year, totaling 7.4 million new lines, up 35% from the last quarter in 2003.

Due to the mobile industry's strong growth in 2004, mobile penetration reached 36.6%, which is higher than in 2003 by 10 percentage points. Consequently, mobile penetration was 14 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2004.

Data services usage also rose in Brazil in 2004. Revenues produced in Brazil from data transmission accounted for 2% of ARPU in third quarter 2003, but had climbed to 4% in third quarter 2004. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2005. This growth may be spurred by the diversity of solutions and service applications provided by mobile phone access to data.

REGULATORY ENVIRONMENT

No significant changes occurred in the regulatory environment in 2004 other than the alteration in the negotiating system of the SMP operator network usage value (VU-M), introduced in July 2004.

In addition, in order to enhance competition among companies that exploit telecommunications services and promote the diversification of quality services at reasonable prices to the public , ANATEL, the Brazilian Telecommunications Authority, took steps to fix interconnection rates and the prices of products offered based on the cost model. One of the steps taken by ANATEL in June and July 2004 was to submit proposed changes in the regulations governing interconnections, account separation and allocation and industrial dedicated line exploitation to "public consultation " . The deadline for accepting suggestions was October 18, 2004, and the company sent a broad range of discussions on the proposals submitted by ANATEL.

2. MARKETING STRATEGY

The company's strategy in 2004 was buttressed on two fundamental principles:

•  To maintain its market leadership;

•  To grow while striving for profitability with a view to a maximization of EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy that aimed at:

•  Maintaining VIVO's lead position in product and service quality and coverage, and an ongoing focus on capturing new customers and securing high-value customer loyalty.

•  Reducing the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions especially targeted at the corporate, youth and high-potential customer segments, which are continually being targeted by our rivals.

•  Introducing innovative products and services nationwide and worldwide in order to leverage its institutional image and cause VIVO to become the best known brand on the domestic mobile telecommunications market.

•  Implementing actions that encourage use of services through publicity and promotional campaigns, particularly those aimed at prepaid card recharging.

•  Streamlining the structure and enhancing the quality of call center and local store customer services.

•  Exploiting its competitive edge in coverage by reinforcing actions such as CDMA technology innovation, and adoption of CDMA 1xRTT in several capital cities and municipalities within its geographical operations area.

PLANS AND CAMPAIGNS

The company developed a strong customer capturing policy based on aggressive mass-oriented promotions and actions targeting specific business segments. Most promotions sought to lure prepaid and postpaid plan customers through combined efforts that stimulate intranet traffic, data services usage, selective handset price rebates (postpaid plan promotions offering rebates pegged to service plan value) and a choice of favorite numbers at discount rates.

During the course of the year several incentives were created to pitch battle against the competition and increase VIVO's market share, the most relevant among which were " Seja Vivo Agora " (Be VIVO Now) and " Mude pra Vivo " (Change to VIVO), in which progressive discounts on handsets were offered to rival company postpaid plan subscribers.

Simultaneously with the acquisition campaigns, VIVO worked on price perception of the market in general and also of its customer base. There was a complete re-positioning of the plan portfolio in view of new players arriving in its area of operations, which offered tariff discounts and aggressive subsidies as a key sales leverage.

2004 started off with a summer promotion entitled " Seu VIVO Pode Sair de Graça " (You could get your VIVO for free), whose underlying concept was a handset that would be free since its cost would be refunded in the form of on-Net free-call bonus. In March, the campaign " Te considero Pra Caramba " (I really dig you) proposed to create an on-Net calling habit by offering a free-call bonus and special rates, and stepped up use of SMS, MMS and voice mail services (with a strong impact on the youth segment).

In May, the promotion " Dia das Mães VIVO " (Mother's Day VIVO) was designed to create a customer habit of making daily cell phone calls (daily free-call bonus), including to fixed phones in order to stimulate incoming traffic. The company also launched a postpaid minute plan, "Atração Irresistível" (Irresistible Attraction), in May designed to attract and capture the loyalty of high-value customers that had been targeted by the competition throughout the year. In mid-June, we kicked off the campaign " Te quero muito " (I want you so much) in an attempt to encourage intranet calls, in line with the "VIVO Community" concept.

As from July, several promotions offering escalating handset rebates pegged to postpaid minute plans (Consumer Dream Promotion) were launched resulting in the acquisition of high-potential customers. This segment was leveraged as a result of the launching of a new portfolio of postpaid plans. "VIVO Família" (VIVO Family), launched in July, allows users to share minute-plan and include family dependents, many of which had previously been prepaid plan subscribers. The purpose of this campaign was to take advantage of opportunities offered by the customer base, foster the community concept and capture high-value customer loyalty.

In the prepaid business, we kicked off "VIVO Boa Hora " (VIVO Good Time) in August, a plan which provides better rates in periods in which the customers use the phone more often, and also allows customers to choose a day in the week when they can call at reduced rates and also to select five favorite numbers they can call at reduced rates.

Father's Day was also celebrated with a promotion " Dia dos Pais " featuring several draws, including of a car and on-Net free-call bonuses, as well as the offer of services such as SMS, MMS and voice mail. In September, we launched the "500 minutes for R$1" campaign (every month for one year) mainly targeting postpaid subscribers, to buttress the launching of the "family plan".

In October was when we decided to support the launching of the " VIVO Boa Hora " and its attributes with a "Five Mates" campaign (local calls with a 50% abatement). In November a customer acquisition campaign was organized featuring special discounts for service-compatible handsets to urge use of this service kicked off the "Vivo Encontra" (VIVO Locates) location service. The target public of this action was A/B classes (young adult and high potential user segments). Also in November VIVO made a special long-distance call offer to postpaid subscribers in partnership with Telefônica. This promotion enabled customers subscribing to postpaid plans or exchanging their handsets for new ones to make VIVO-to-VIVO long distance calls at local rates for one year.

The last campaign of the year was " Natal VIVO " (Christmas VIVO), which worked on price perception and the VIVO Community concept (reduced two-way rate and free-call bonus to be given as gifts to VIVO friends), and encouraged on-Net calls (bonus). The Christmas campaign was boosted due to the launching of two other plans, " VIVO Pós Turbinado " (Boosted Post VIVO), a mass market oriented minute plan, and " VIVO Pós Top " (Top Post VIVO), in which handsets were provided at escalating discounts according to the plans elected by high-value customers, with the "additional 500-minutes for R$1.00" promotion included.

In 2004, VIVO centered its efforts on establishing and enhancing its technological competitive edge by launching innovative services. Its portfolio of personal and corporate solutions has expanded significantly. Two of these programs were exclusive worldwide launchings: the alternative reality game "VIVO in Action" and "VIVO Agenda" service.

VIVO in Action: This was the first multimedia alternative reality game (ARG) to be organized on a worldwide scale and lasted 50 days. Some 1.5 million subscribers took part in the game as detectives searching for stolen cell prototypes. To find the clues, subscribers accessed VIVO services such as Portal de Voz, Chat Wap, Cupido SMS and Quiz SMS , as well as the Internet and e-mails.

VIVO Agenda: Enables customers to save their phone book entries with a VIVO server. Thus, if their handsets are lost, stolen or changed they can retrieve the information. Users can also add, exclude or alter phone book entries via the VIVO site and opt for automatic or manual synchronization. The first allows users to configure phone book synchronization intervals without their interference and the other provides for programmed phone book synchronization. Information inputted to the VIVO Agenda are encrypted so that only owners have access to it.

VIVO Encontra: Provides high precision locating services through combined use of GPS satellites and VIVO's CDMA 1x network cell stations. This solution comprises three optional services: a) VIVO Localiza ( VIVO Locates ) - which provides the exact location of any user on a map, provided the user authorizes the search; b) VIVO Aqui Perto (VIVO Nearby) - which enables subscribers to locate commercial establishments such as bars, restaurants and movie theaters that are shown on the map. The search can be made by category, name, address or how near the user is to the desired establishment; c) VIVO Onde Estou? (VIVO Where am I) - which locates the user's own handset, giving the street, number, district and city where the handset is located and a map.

Olho VIVO: Provides real time image viewing from certain user-selected web cams. This was the first time videostreaming was applied in Latin America .

VIVO Zap 3G: A step up from the ZAP service, this service provides broadband Internet access. It was initially launched in São Paulo , Rio de Janeiro and Curitiba , where the first network sections having EV-DO (Evolution-Data Optimized) technology are located, and provides data transmission at a speed of 2.4 Megabits per second in laptops or PDAs.

VIVO Avisa ( VIVO Informs ) : This service provides call identification if their phones were disconnected, as well as number of attempted calls, call dates and times.

Mobile Booking & Check-In: This is a service that enables customers to purchase air tickets and check in for Gol Linhas Aéreas from their cell phones.

CORPORATE SERVICES

The principal new services added in 2004 to the portfolio of applications catering especially to corporate customer needs were the following:

VIVO Direto (VIVO Direct) : A quick connection service over the cell phone that is similar to radio communications, but has the benefit of a wider coverage, better prices and enhanced voice and signal quality.

VIVO Ordens de Serviço ( VIVO Service Orders) : This is the company's permanent means of contact with its field team members and of sending, updating and following up on service orders.

VIVO Entregas (VIVO Delivery) : Designed to automate ordering, sending, updating and management processes at companies engaged in delivery services. It provides delivery routes and enables the company to follow up on deliveries, change routes and issue new orders.

VIVO Segurança (VIVO Security) : A similar service to Olho VIVO but aimed at providing better corporate security, it shows the security video images on cell phones.

VIVO Vendas (VIVO Sales) : A service whereby salesmen transmit orders to companies from outside company premises, as well as consult information on customers, products, inventory, etc., from mobile devices such as PDAs.

VIVO Pesquisa (VIVO Research) : Enables researchers to automate data collection and processing and to follow up on results on line.

3. BUSINESS PERFORMANCE

TSD is the holding company that controls 100% of Telerj Celular S.A. and of Telest Celular S.A., both authorized to provide personal mobile services within their respective areas of coverage. Telerj Celular S.A. operates in the State of Rio de Janeiro and Telest Celular S.A. in the State of Espírito Santo .

OPERATING PERFORMANCE

At the closing of 2004, TSD reported a 18.0% increase in its customer base, totaling 4,376 thousand customers, with market share of 47.7%, thus maintaining its lead position and proving the effectiveness of its strategy, which was to invest in coverage, innovation, service quality with a view to guaranteeing customers' high cost-benefit ratio in a market marked by high competition.

The figures below show TSD's operating performance:

The ARPU (average revenue per user) posted in 2004 of R$34.1 was lower than that registered in 2003 due to the expansion of the total customer base and increase in prepaid customers to total customer base ratio (MIX), as well as a drop in MoU (average monthly minutes of usage per subscriber), which reported 98.7.

SAC (subscriber acquisition cost) climbed to R$163.0 in 2004, the increase in relation to 2003 having been due to stronger competition and customized campaigns targeting postpaid subscribers. It is important to mention that in the fourth quarter of the year, the company registered an increase in the "entry barrier".

The registered penetration level in 2004 was 50.0%, indicating that there is still room for market growth.

INFRASTRUCTURE - NETWORK

Great progress was made in 1xRTT technology coverage in 2004. This technology was made available in 57 municipalities of TSD's operations area, in the States of Rio de Janeiro and Espírito Santo, such as Nova Friburgo, Teresópolis, Angra dos Reis, Armação de Búzios, Cabo Frio, Parati, Cachoeiro de Itapemirim, Linhares, Guarapari, and others.

On December 31, 2004, TSD's mobile phone network, which operates on TDMA, CDMA and 1xRTT digital technology and analog technology, covered 100% of the municipalities, or 96.8% of the population in its geographical area. Its network included 22 switch centers, 2,168 cell stations and 21 pieces of other equipment.

DISTRIBUTION NETWORK

On December 31, 2004 TSD owned 61 purchase points, in addition to an efficient network of authorized dealers, both exclusive and nonexclusive, comprised of around 886 storefronts that can handle sales of services and handsets.

Its own stores and points of purchase represent 7% of TSD's total capillarity, and its authorized dealers, made up of retailers and wholesalers, account for the remaining 93%. Authorized dealers that work exclusively for TSD make up 60% of the points of purchase.

There are over 31,000 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops, sundry physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also made by a number of banks. The advantage in this type of recharging lies in the fact that it is easier and more convenient, with less cost to the company.

ROAMING

The launching of " Vivo no Mundo VIP " (VIVO in a VIP World) benefited customers that frequently flew to Europe and had to borrow (free of charge) a kit with a mobile phone based on a different technology on every trip. As subscribers to " Vivo no Mundo VIP ", these customers were given a kit to keep permanently for their trips to Europe or other countries with mobile operations based exclusively on GSM technology.

Also with respect to roaming in Europe , VIVO offers a new set of rates that are lower and simpler than those of the competition.

To provide roaming in the US, VIVO entered into a roaming agreement with US operator Verizon Wireless (the world's leading CDMA operator) according to which VIVO offers a new set of rates for US roaming that are far lower and simpler that those of its rival companies.

Today, any VIVO subscriber may use his or her own handset in the United States , Canada , Mexico , Porto Rico, Dominican Republic , Chile , Peru , Argentina , Uruguay , China and South Korea , an amenity that is made available to them in more than 2,500 cities. Subscribers also have access to over 100 countries in which mobile telephony is based on GSM technology (Global System for Mobile ), and although they require a different handset, the phone number continues the same and the GSM handset just becomes an extension of their own cell phones.

For domestic roaming, VIVO extended its roaming agreements with companies that operate in other Brazilian states to provide customers with nationwide coverage.

INFORMATION SYSTEMS

In 2004, Information Systems focused on projects aimed at reinforcing information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse , accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new data processing center, where the new systems are installed and some of the as yet unconsolidated applications will be migrating to, and is now located in a modern, safe and efficient technological environment.

QUALITY PROGRAM

One of the strategic goals established by the company was to implement a process management system that would be awarded ISO 9001:2000 certification. The model we implemented features the following:

•  A process management base that uses the ISO 9001:2000 benchmark with a stress on performance measurement.

•  Development of a corporate culture that drives for process improvement as a means of increasing customer satisfaction.

•  Skills upgrading of more than 13% of the employees through courses such as Quality Coordinator, Internal Quality Auditor and Problem Analysis and Solution Method.

Our quality policy is in keeping with our mission statement, and serves as a guideline for initiatives related to quality program, process and improvement management. As put by the CEO, its content is the main focal point for all collaborators: " To satisfy and capture the loyalty of customers through the quality and innovation of products and services offered by dedicated and skilled professionals. To maintain a leadership position with increasing profitability, while generating shareholder value and driving for an ongoing improvement in processes and results. To strengthen the image of a company that contributes towards the development of society."

On November 30, 2004, the company was recommended by BVQI - Bureau Veritas Quality Internationa l - for ISO 9001:2000 certification, and is certified by Brazilian INMETRO and internationally by UKAS in England for "planning; product and service development and mobile communications customer services, involving: customer capturing and service; revenue management; network implementation, management and maintenance, finance, budget and management control".

Quality management adopted a system whereby it undergoes internal and external quality audits every six months.

In addition, we also managed to retain the quality certification for the collection, consolidation and sending of personal communications services quality indicators (PGMQ SMP) we were awarded in August 2003 by BVQI - Bureau Veritas Quality International . This certificate complies with the requirements for migration to Personal Communications Service (SMP), the basic guidelines of which are found in the Regulations on Personal Communications Service Quality Indicators provided for under the Anatel Resolution .

4. CUSTOMER SERVICES

Generally speaking, 2004 was marked by increasing competition on the mobile telephony market, which was felt by the customer services department due to the significant increase in the number of calls made to the call centers as a result of intensified promotions and actions designed to capture customer loyalty, retention and profitability. In 2004 the average monthly number of calls made to the TSD customer relations center was 5.8 million.

To meet this growing demand, the company created new forms of optimizing services. The URA (voice answering unit), which was implemented to provide information on prepaid plan credits and balances, received an average 8 million inquiries every month, with a 100% electronic retention rate. The promotional URA was introduced in 2004, having registered 3.2 million calls in December, when demand was very high.

As part of its strategy to standardize VIVO operators' customer relations, 100% of our customer services was outsourced, although we still have full control and manage these service so as to ensure the quality of services provided around the clock by call centers .

The National VIVO Portal on the Internet, which was created in 2004, received an average 2.9 million visitors a month at the TSD page, lending greater agility and facility to customer relations with VIVO.

In 2004, VIVO's customer services were a mark of distinction because of the prizes this department was awarded: "Best Internet System" and "Best Own and Outsourced Active/Receiving Call Center Operation" by the Brazilian Telemarketing Association (ABT); B2B Quality Standard by B2B magazine; "Modern Consumer Prize for Customer Service Excellence" by Revista Consumidor Moderno

To measure its customers' level of satisfaction with VIVO's customer services, the company hired a specialized company, Indicator GFK, to conduct a broad study on the company, with the result that TSD scored 8.4, which is more than the average 7.98 points registered by the mobile telephony market.

5. ECONOMIC AND FINANCIAL PERFORMANCE

In R$ million	2004	2003	Var.(%)
Net Operating Revenue	1,927.0	1,892.4	1.8%
Operating Costs and Expenses	1,791.8	1,651.0	8.5%
EBITDA	528.9	678.3	-22.0%
Net Profit	92.8	156.3	-40.6%
Loans and Financing	50.2	219.0	-77.1%

OPERATING REVENUE

The net operating revenue of TSD was R$1,927.0 million in 2004, against R$1,892.4 million in 2003, thus recording a 1.8% increase in the total customer base, impacted by the reduction in the net revenue from services.

The net operating revenue from services was reduced by 2.5% in 2004 in relation to 2003, from R$1,645.9 million to R$1,604.5 million, being impacted by the SMP effect and by the change in the customers "MIX", with increased market share of prepaid customers.

The net operating revenue from sales of products increased by 30.8% in relation to 2003, from R$246.6 million to R$322.5 million, due to the intense commercial activity.

OPERATING COSTS AND EXPENSES

The operating costs increased by 8.5%, totaling R$1,791.8 million in 2004, in relation to 2003, which was due, mainly, to the increase in the commercial expenses and in the cost of products sold, respectively due to the enhanced competition and to the increase in the volume of handsets sold.

EBITDA

TSD's EBITDA was R$528.9 million in 2004, the equivalent to 27.4% on the total net operating revenue. In relation to 2003, when the EBITDA was R$678.3 million, there was a reduction of 22.0%, which resulted from the increase in the cost of third parties' services related to marketing of services, due to the competitive environment (4 operators).

EBITDA is calculated as follows:

R$ thousand

Operating income (*)	140,982
Financial expenses (*)	(5,727)
Depreciation and amortization (**)	393,681
528,936
(*) See statement of income.

(**) See statement of changes in financial position.

INCOME FOR THE CURRENT YEAR

TSD's net income was R$92.8 million in 2004, against R$156.3 million in 2003, a 40.6% reduction due to the increase of costs and enhanced commercial activity in order to fight intense competition.

LOANS AND FINANCING

By the end of 2004, the Company's debt was R$50.2 million, which is 100% denominated in foreign currency and 100% protected by hedge transactions, while in the end of 2003 the debt recorded R$219.0 million. The reduction in the Company's debt was mainly due to the settlement of financial liabilities out of the surplus cash available.

The indebtedness recorded on December 31, 2004 was offset by cash and financial investments (R$353.9 million) and by derivative assets and liabilities (R$13.0 million in net liabilities), resulting in a net cash position of R$290.7 million.

6. INVESTMENTS - CAPEX (CAPITAL EXPENDITURES)

The Company continued with its projects for improvement and expansion of the capacity of services rendered, evolution and expansion of the covered area of 1XRTT, expansion of own transmission routes, systems centralization and integration (invoicing, collection and CRM, among others), development of new data transmission services and opening and renovation of sales points, recording a total investment of R$241.3 million.

7. CAPITAL MARKET

The São Paulo Stock Exchange index - Ibovespa posted 26,196 points at the year end. In 2004, the Ibovespa increased by 17.8%, while the Dow Jones Industrial Average (DJIA) increased by 3.2%. The average daily volume of transactions traded at São Paulo Stock Exchange - Bovespa in 2004 was R$1,221.3 million, recording a 49.3% increase in relation to 2003.

TSD shares started being traded at São Paulo Stock Exchange - BOVESPA on September 21, 1998, under the codes TSEP3 (common shares - ON) and TSEP4 (preferred shares - PN) and at New York Stock Exchange - NYSE on November 16, 1998 under the code TSD.

In 2004, renegotiation of TSD shares in São Paulo State Stock Exchange - BOVESPA recorded an average daily amount of R$323.2 million for common shares and R$852.2 thousand for preferred shares. On December 30, 2004, the market value of registered common shares and registered preferred shares was, respectively, R$4.78 and R$6.29 per lot of one thousand shares.

At New York Stock Exchange - NYSE, the ADRs (American Depositary Receipts) were traded at the year end for the price of US$10.60, recording a total trading volume of 35,482,141 outstanding ADRs. A total of 1.5 million ADRs were traded in 2004, representing an average amount of US$15.6 million, with 7.3% devaluation.

Per thousand shares	2004	2003
Profit	0.21	0.36
Equity value	4.39	4.40
ADR prices in US$ (1:5.000 PN)	10.60	11.36
Preferred shares prices*	6.29	6.62
Common shares prices*	4.78	4.86

(*) Closing price in the last trading session of the year at Bovespa.

The Company's Capital Stock in December 2004 was R$891,459,528.20, represented by 189,434,957,933 common shares and 259,575,036,202 preferred shares .

The Company's Board of Directors, in conformity with article 9 of Law no. 9249/95 of the Brazilian Securities and Exchange Commission, approved the crediting of interests on own capital in the total amount of R$23.0 million (R$0.048424 per lot of one thousand common shares and R$0.053267 per lot of one thousand preferred shares, with 15% withheld income tax, resulting in total net interests of R$19.6 million (R$0.041161 per lot of one thousand common shares and R$0.045277 per lot of one thousand preferred shares, except for shareholders able to evidence their immune or tax-exempted status). The corresponding credit was posted in the Company's accounting records on December 31, 2004. In order to comply with the provisions in the Company's Articles of Incorporation, preferred shares are entitled to receive minimum dividends 10% higher than the dividends paid to common shares.

PUBLIC OFFERING OF SHARES

The Voluntary Public Offering of Shares (OPA) for acquisition of preferred shares in Tele Sudeste Participações S.A. (TSD) by Brasilcel N.V. (Offeror) was completed on October 08, 2004. The number of preferred shares offered in the OPA auction exceeded the maximum number to be acquired by the Offeror (12,699,707,000 shares). In consideration of this fact, each PN shareholder who adhered to the OPA received, by reason of the apportionment, for each share being offered, 0.6284 preferred shares issued by TSD and acquired by the Offeror. In relation to the common shares, since the number of shares offered (6,191,329,955) was lower than the maximum limit (7,332,479,000), no apportionment was made. After the OPA, Brasilcel and the parties affiliated thereto, either directly or indirectly, held 91.74% of the common shares and 90.27% of the preferred shares of TSD, representing the Offeror's 90.89% interest in the capital stock of TSD.

OWNERSHIP STRUCTURE

PORTUGAL TELECOM SGPS S.A.
Q 0.01%
100%
TELEFÓNICA MÓVILES S.A.
PT MÓVEIS SGPS S.A.
Q 50.00%
Q 49.99%
BRASILCEL, NV
Q = % Quotas
ON = % Common Shares
PN = % Prefered SShares
T = % Total
Q 99.99%
Q 100%
Q 99.99%
TAGILO PART. LTDA.
SUDESTECEL PART. S.A.
AVISTA PART. LTDA
ON 8.01%
PN 12.84%
T 10.80%
ON 57.53%
PN 0.0%
T 24.27%
ON 3,.7%
PN 4.89%
T 4.21%
ON 22.94%
PN 72.54%
T 51.61%
TELE SUDESTE CELULAR PART. S.A.
ON 100%
PN n/a
T 100%
ON 100%
PN n/a
T 100%
TELERJ CELULAR S.A.
TELEST CELULAR S.A.

8. CORPORATE GOVERNANCE

INVESTOR RELATIONS

TSD has been working with the constant purpose of improving its corporate governance practices, upon promoting a professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company's operations, meetings were conducted along year 2004 with analysts and investors, as well as several events have been accomplished. TSD keeps information and communication channels available by telephone, e-mail and website ( www.vivo.com.br/ri ), which was reformulated, containing updated information about the company's operations.

SARBANES-OXLEY

This law applies to companies that trade securities on the US market. To this effect, the Company has been taking the necessary actions in order to comply with its requirements.

CODE OF ETHICS

Upon adopting the Code of Ethics for Financial Officers, the Company aims at enforcing the compliance with laws, regulations and other applicable rules, on an honest, accurate and ethical basis. Said code applies only to the Executive Vice-President of Finance, Planning and Control, the Chief Financial Officer, the Accounting Officer, the Controller, and/or persons exercising similar duties in the Company (collectively referred to as "Financial Officers").

POLICY FOR DISCLOSURE OF RELEVANT ACT OR FACT AND DISCLOSURE COMMITTEE

The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of TSD in compliance with article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

AUDIT AND CONTROL COMMITTEE

The Audit and Control Committee is a collegiate body, subordinated to the Board of Directors of the Company, made up of four of its effective members and being governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Articles of Incorporation of the Company.

BOARD OF DIRECTORS

The Board of Directors of TSD is made up of 10 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position and one of its members is an independent director.

STATUTORY AUDIT COUNCIL

The Statutory Audit Council comprises three members elected by the General Meeting of Shareholders for a one-year term of office.

The Statutory Audit Council has a permanent nature and holds regular meetings once in every quarter period and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Audit Council.

EXECUTIVE OFFICERS' COMMITTEE

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for three (3)-year terms of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. One same executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9. RESEARCH AND DEVELOPMENT

VIVO has entered into agreements with the CEFET-RS university and with the Federal University of Rio Grande do Sul State - UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company's technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the CPqD, Research and Development Center , for evaluation and studies of new technologies.

10. HUMAN RESOURCES

The company believes that personal realization is the basis for the development of its strategies and for achieving differentiated results.

As a result of a co-participation process, which involved all the leaderships, the company managed to conclude the review of its Corporate Guidelines in August 2004.

TALENT ATTRACTION AND RETENTION

Marked by a significant attraction appeal, the Company is holding its 3rd Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talents, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competences, programs for international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups - Portugal Telecom and Telefonica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$50 million in 2004, for all the companies operating under "VIVO" brand, for fiscal year 2003.

PROFESSIONAL QUALIFICATION AND DEVELOPMENT

The highly competitive market and the need to keep leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$6.5 million having been invested by VIVO companies in 2004. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

IN-COMPANY ENVIRONMENT

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions. Due to the diversity of workers, the company focused its efforts on finding a "North" for the communication, based on carefully and specially prepared diagnosis.

Actions towards reinforcing corporate culture are designed to consolidate the company's image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different hierarchic levels.

Essential for establishing a good internal environment, health and life quality have continued to deserve special attention, since the company believes that its workers' welfare is a critical factor for the company's success, for which reason investments are effected with the purpose of making all employees aware of prevention practices. The company's health management policy was awarded the "ADVB 2004 TOP RH" prize, thus evidencing the effectiveness of said policy with the company's workers and their families, not only due to the quality of the health plans made available to the workers but also to the assistance based on pro-activity and personal care through preventive actions and campaigns.

Workers are also asked to answer questions in connection with a climate research, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as an advance in the purpose of joint work between the top management and the labor staff in the search for excellence and leadership.

LABOR STAFF

The total labor count in the end of 2004 was 1,219, against 1,668 in December 2003, with reduction in all the areas of activity, totaling 36.8%.

The distribution per activity is as follows:

Area of Activity	2004	2003	Var. (% )
Technical and Operations	365	393	(7.1%)
Marketing and Sales	376	709	(47.0%)
Customer Assistance	190	228	(16.7%)
Financial and Administrative Support	288	338	(14.8%)
TOTAL	1,219	1,668	(26.9%)

Adhesion to the Private Pension Plans represented 81.5% of the total labor count, which means 994 workers.

11. SOCIAL RESPONSIBILITY

VIVO Institute is an association made up by VIVO operators. Having succeeded to the projects that were developed through former Telefônica Foundation's Instituto Brasil Digital, VIVO Institute was born in July, 2004, with the purpose of being aligned with and extend VIVO's social responsibility work to all the States in which the company operates.

After VIVO Institute was created, the focus of VIVO's actions in the social area was redefined; as a result, education and environment became priority areas. Today, there are some 50 projects in progress and more than 200 thousand people directly assisted by them.

2004 SUMMARY

•  Launching of VIVO Institute.

•  Publication of the first VIVO Corporate Responsibility Report (in a summary version, distributed to all VIVO workers).

•  About 40 projects have been supported and more than 200 thousand people assisted. Among them, the following are worthy of mention: SuperAção Jovem (Young Super Action) in partnership with Ayrton Senna Institute (SP, SC, PA, MS and DF); Pastoral da Criança (Children's Pastoral Program) (MA, PA, GO, RO, AM, TO, MT and MS) ; Eco-Vídeo Biblioteca (Eco-Video Library) (GO); Cooperativa de Mulheres Costureiras de São Bartolomeu (Co-operative society of sewing women of São Bartolomeu) (BA); Acelera Goiás (Speed-up Goiás), Acelera Tocantins (Speed-up Tocantins) and Se Liga Tocantins (Wake-up Tocantins), all of them in partnership with Ayrton Senna Institute; Banco da Providência (Providence Bank) (RJ); Projeto Água Viva (Live Water Project) (RJ); Jovens Talentos (Young Talent) (ES), Projeto de Esporte na Ilha Criança (Sports Program in Children's Island) (SC) and Projeto Guri (Guri Project) (SP).

•  Launching of VIVO Voluntary Program, with its action focused on visual deficiency and performance of Vaccination, Clothing, Children's Day and Christmas campaigns.

•  Support and participation of VIVO Institute in the industry events, among them the 10th National Forum of Entrepreneurial Citizenship (RJ), Environment Quality Symposium (RS), II Environment Education Exhibition and Workshop (PR), Unesco 2004 Prize (DF); II Companies' Social Responsibility Workshop (MS); I Social Responsibility Workshop (RJ).

12. PRIZES

The Company was awarded the following prizes in 2004:

•  Modern Consumer Prize 2004 - VIVO was awarded a prize for the quality of its customer assistance in the cellular telephone industry.

•  Top of Marketing ADVB 2004 - VIVO was awarded prizes for 4 success "cases" ( São Paulo Fashion Week , VIVO Open Air , Recarga Premiada (Rewarded Reload) and VIVO ao VIVO (Live VIVO) by ADVB.

•  Top of Mind 2004 Prize - VIVO is the mostly remembered brand in its branch of activity pursuant to Folha de São Paulo newspaper.

•  August 2004 Reliable Brands Prize - VIVO was elected the most reliable brand in the cellular phone industry by the readers of Seleções magazine.

13. INDEPENDENT AUDIT

The policy of Tele Sudeste Celular Participações S.A. towards its independent auditors as regards respect to the rendering of services not related to external audit is substantiated on principles that protect auditor's independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his customer.

In compliance with CVM Instruction no. 381/03, the company's Management informs that our independent auditor - Deloitte Touche Tohmatsu Auditores Independentes S/C - did not provide any services in fiscal year 2004 other than independent audit to Tele Sudeste Celular Participações S.A. and its controlled companies.

POLICIES AND PROCEDURES

The Company's and its controlled companies' policies prohibit their independent auditors to be retained for rendering services that entail conflict of interest or loss of objectiveness thereof. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14. OUTLOOKS AND FUTURE PLANS

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2005 will keep the upward trend of growth started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed by far the average growth of the economy. A strong competition scenario is expected for 2005, as a consequence of consolidation of the current competitors, continuance of the focus on the data business, aiming at increasing the ARPU, search for synergies and scale economies and customer retention and fidelity campaigns and actions.

Within this context, the Company intends to keep a leadership position on the Brazilian market, stimulating its growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions, minimize the strong competition effects through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed all our customers' expectations.

15. ACKNOWLEDGMENTS

The management of Tele Sudeste Celular Participações S.A. wish to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of

Tele Sudeste Celular Participações S.A.

Rio de Janeiro - RJ

1. We have audited the accompanying individual (holding company) and consolidated balance sheets of Tele Sudeste Celular Participações S.A. and subsidiaries as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders' equity (holding company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Company's management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.  In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Tele Sudeste Celular Participações S.A. and its subsidiaries as of December 31, 2004 and 2003, the results of their operations, the changes in shareholders' equity (holding company) and the changes in financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

4. The additional information for the years ended December 31, 2004 and 2003 in respect to the statements of cash flows are presented to allow additional analyses and are not required as a part of the basic financial statements. We have audited such information according to the auditing procedures mentioned in paragraph 2 and, in our opinion, they are properly presented, in all material respects, with regard to the financial statements taken as a whole.

5.  The accompanying financial statements are an adaptation and a translation of the financial statements originally issued in Portuguese and have been prepared into English for the convenience of readers outside Brazil .

São Paulo , February 16, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

ASSETS	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

CURRENT ASSETS
Cash and cash equivalents	21,024	10,676	353,906	382,473
Trade accounts receivable, net	-	-	407,748	345,688
Inventories	-	-	131,578	51,349
Advances to suppliers	1,626	-	7,997	1,810
Deferred and recoverable taxes	3,793	593	327,953	269,575
Derivatives	-	-	1,477	1,237
Prepaid expenses	-	-	37,298	27,143
Other current assets	27,742	52,136	79,919	65,428
	54,185	63,405	1,347,876	1,144,703

NONCURRENT ASSETS
Deferred and recoverable taxes	51,080	47,254	262,152	254,112
Derivatives	-	-	-	7,632
Tax incentives	530	530	1,479	1,479
Prepaid expenses	-	-	15,416	12,372
Other noncurrent assets	-	-	7,582	5,337
	51,610	47,784	286,629	280,932

PERMANENT ASSETS
Investments	1,917,171	1,853,505	499	409
Property, plant and equipment, net	430	860	1,263,569	1,398,014
Deferred assets, net	-	-	513	615
	1,917,601	1,854,365	1,264,581	1,399,038

TOTAL ASSETS	2,023,396	1,965,554	2,899,086	2,824,673

LIABILITIES	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

CURRENT LIABILITIES
Payroll and related accruals	514	286	28,197	27,030
Suppliers and trade accounts payable	6,614	4,273	564,917	426,248
Taxes payable	2,586	2,009	67,722	44,020
Loans and financing	-	-	50,250	165,802
Interest on shareholders' equity and dividends	35,785	48,762	37,708	50,723
Provision for contingencies	-	-	61,055	52,079
Derivatives	-	-	14,512	19,629
Other liabilities	7,033	6,730	56,858	58,308
	52,532	62,060	881,219	843,839

LONG-TERM LIABILITIES
Loans and financing	-	-	-	53,153
Provision for contingencies	-	-	22,565	23,293
Other liabilities	-	-	24,438	894
	-	-	47,003	77,340

SHAREHOLDERS' EQUITY
Capital stock	891,460	778,838	891,460	778,838
Capital reserves	206,934	293,424	206,934	293,424
Surplus Reserves	235,207	193,969	235,207	193,969
Retained earnings	637,132	637,132	637,132	637,132
	1,970,733	1,903,363	1,970,733	1,903,363

FUNDS FOR CAPITALIZATION	131	131	131	131

TOTAL LIABILITIES	2,023,396	1,965,554	2,899,086	2,824,673
The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais, except net income per thousand shares)

	Holding Company		Consolidated
	2004	2003	2004	2003

GROSS OPERATING REVENUE
Telecommunications services	-	-	2,119,792	2,131,884
Sales of goods	-	-	584,077	394,577
	-	-	2,703,869	2,526,461
DEDUCTIONS FROM GROSS REVENUE	-	-	(776,842)	(634,010)

NET OPERATING REVENUE	-	-	1,927,027	1,892,451
Cost of services rendered	-	-	(582,596)	(684,654)
Cost of goods sold	-	-	(529,864)	(367,833)

GROSS PROFIT	-	-	814,567	839,964

OPERATING INCOME (EXPENSES)
Selling expenses	-	-	(508,461)	(387,466)
General and administrative expenses	(5,582)	(7,923)	(187,832)	(224,408)
Other operating expenses	(33)	(724)	(42,402)	(43,139)
Other operating income	135	400	59,383	56,448
Equity pick-up	94,532	158,435	-	-
	89,052	150,188	(679,312)	(598,565)

INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	89,052	150,188	135,255	241,399
Financial expenses	(2,342)	(125)	(84,884)	(161,505)
Interest paid on shareholders' equity	(23,000)	(42,500)	(23,000)	(42,500)
Financial income	7,334	8,918	90,611	146,488
Interest received on shareholders' equity	23,000	42,500	-	-

OPERATING INCOME	94,044	158,981	117,982	183,882
Nonoperating expenses, net	-	(3,059)	(1)	(8,535)

INCOME BEFORE TAXES AND REVERSAL OF
INTEREST ON SHAREHOLDERS' EQUITY	94,044	155,922	117,981	175,347
Income and social contribution taxes	(1,166)	1,004	(48,103)	(61,610)

INCOME BEFORE REVERSAL OF INTEREST
ON SHAREHOLDERS' EQUITY	92,878	156,926	69,878	113,737
Reversal of interest on shareholders' equity	-	-	23,000	42,500

NET INCOME IN THE YEAR	92,878	156,926	92,878	156,237

NET INCOME PER THOUSAND SHARES - R$	0,21	0,36

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (HOLDING COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

		Capital reserves		Surplus reserves
	Capital	Goodwill	Reserve of	Statutory	Surplus reserve	Retained
	stock	Reserve	Tax Incentives	reserve	for expansion	earnings	Total

BALANCES AS AT DECEMBER 31, 2002	685,321	374,480	3,589	42,420	36,743	637,132	1,779,685

Increase of capital with reserves	93,517	(93,517)	-	-	-	-	-
Dividends determined - 1999	-	-	-	-	-	1,525	1,525
Adjustment of income tax and social contribution tax rates on goodwill	-	8,872	-	-	-	-	8,872
Net income in the year	-	-	-	-	-	156,926	156,926
Proposed appropriation of net income of the year
Statutory reserve	-	-	-	7,846		(7,846)	-
Dividends	-	-	-	-	-	(1,145)	(1,145)
Interest on shareholders' equity	-	-	-	-	-	(42,500)	(42,500)
Reserve for expansion	-	-	-	-	106,960	(106,960)	-

BALANCES AS AT DECEMBER 31, 2003	778,838	289,835	3,589	50,266	143,703	637,132	1,903,363

Increase of capital with reserves	112,622	(86,490)	-	-	(26,132)	-	-
Net income in the year	-	-	-	-	-	92,878	92,878
Proposed appropriation of net income of the year
Statutory reserve	-	-	-	4,644	-	(4,644)	-
Dividends	-	-	-	-	-	(2,508)	(2,508)
Interest on shareholders' equity	-	-	-	-	-	(23,000)	(23,000)
Reserve for expansion	-	-	-	-	62,726	(62,726)	-

BALANCES AS AT DECEMBER 31, 2004	891,460	203,345	3,589	54,910	180,297	637,132	1,970,733

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

	Holding Company		Consolidated
	2004	2003	2004	2003

SOURCES OF FUNDS
From operations-
Net income in the year	92,878	156,926	92,878	156,237

Expenses (revenues) that do no affect the working capital:
Equity pick-up	(94,532)	(158,435)	-	-
Depreciation and amortization	430	431	393,681	436,934
Dividends determined at subsidiaries	-	(400)	-	-
Interest and monetary variation of long-term liabilities	-	-	1,533	(11,148)
Gains with derivatives	-	-	272	-
Provision for contingencies	-	-	(728)	3,205
Sale of property, plant and equipment	-	-	711	698
Apportionment of depreciation of shared systems	-	-	5,778	4,950
Provision for pension plan	-	-	(529)	-
	(94,102)	(158,404)	400,718	434,639

From third parties:
Tax incentives	-	-	-	288
Decrease in noncurrent assets	-	-	-	97,237
Determined dividends	-	1,525	-	1,925
Dividends and interest on shareholders' equity	30,866	57,961	-	-
Adjustment of goodwill reserve - restructuring	-	-	-	8,872
	30,866	59,486	-	108,322
Total sources	29,642	58,008	493,596	699,198

USES OF FUNDS
Additions to property, plant and equipment	-	-	241,341	254,943
Additions to deferred assets	-	-	212	1,210
Additions to investments	-	-	90	76
Transfer of noncurrent to current assets	3,826	44,195	5,644	-
Transfer of long-term to current liabilities	-	-	55,008	196,928
Interest on shareholders' equity and dividends	25,508	43,645	25,508	43,645
Total uses	29,334	87,840	327,803	496,802

INCREASE (DECREASE) IN NET WORKING CAPITAL	308	(29,832)	165,793	202,396

STATEMENT OF NET WORKING CAPITAL
Current assets:
End of year	54,185	63,405	1,347,876	1,144,703
Beginning of year	63,405	66,672	1,144,703	830,226
Increase (Decrease)	(9,220)	(3,267)	203,173	314,477

Current liabilities:
End of year	52,532	62,060	881,219	843,839
Beginning of year	62,060	35,495	843,839	731,758
Increase (Decrease)	(9,528)	26,565	37,380	112,081

INCREASE (DECREASE) IN NET WORKING CAPITAL	308	(29,832)	165,793	202,396

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

	Consolidated
	2004	2003

OPERATING ACTIVITIES
Net income in the year	92,878	156,237
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation and amortization	393,681	436,934
Provision for (reversal of) pension fund	(529)	-
Loss in the sales of permanent assets	711	698
Apportionment of depreciation of shared systems	5,778	4,950
Provision for Doubtful Accounts	35,693	40,239
Monetary and exchange variation	9,601	(39,493)
Write-off of forward and swap contracts	(6,761)	-
Provision for investment losses	-	7,917
(Increase) decrease in accounts receivable	(100,231)	(146,788)
(Increase) decrease in accounts receivable with related parties	2,191	-
(Increase) decrease in inventories	(80,229)	7,911
(Increase) decrease in recoverable and deferred taxes	(66,418)	42,427
(Increase) decrease in other current assets	(30,918)	53,445
(Increase) decrease in other noncurrent assets	(5,289)	10,636
Increase (decrease) in payroll and related accruals	1,167	6,829
Increase (decrease) in interests payable	11,327	59,165
Increase (decrease) in accounts payable	138,956	45,648
Increase (decrease) in taxes payable	23,702	9,085
Increase (decrease) in provision for contingencies	8,248	27,370
Increase (decrease) in other current liabilities	(4,814)	14,632
Net cash provided by operating activities	428,744	737,842

INVESTING ACTIVITIES
Additions to property, plant and equipment	(241,341)	(254,943)
Additions to deferred assets	(212)	(1,210)
Other investments	(90)	76
Net cash provided by investing activities	(241,643)	(256,077)

FINANCING ACTIVITIES
Loans repaid	(180,593)	(200,124)
New loans obtained	-	7,830
Dividends and interest on shareholders' equity	(35,075)	(16,371)
Net cash provided by financing activities	(215,668)	(208,665)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS
At the beginning of the year	382,473	109,373
At the end of the year	353,906	382,473

The accompanying notes are an integral part of these financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FORT THE YEARS ENDED AS OF DECEMBER 31, 2004 AND 2003

(Unless otherwise mentioned, the amounts are expressed in thousands of Brazilian reais)

1  OPERATING CONTEXT

Tele Sudeste Celular Participações S.A. is a publicly held company whose controlling shareholders, on December 31, 2004, are Brasilcel N.V. (51.61% of the total capital stock) and Sudestecel Participações S.A. (24.27% of the total capital stock), Tagilo Participações Ltda. (10.80% of the total capital stock) and Avista Participações Ltda. (4.21% of the total capital stock). Sudestecel, Tagilo and Avista are wholly owned subsidiaries of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles , S.A. (50.00% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS , S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS , S.A. (0.001% of the total capital stock).

Tele Sudeste Celular Participações S.A. ("Tele Sudeste" or Company") is the controlling shareholder of Telerj Celular S.A. ("Telerj") and Telest Celular Participações S.A. ("Telest"), which provide cellular telecommunication services in the states of Rio de Janeiro and Espírito Santo, respectively, including the exercise of activities necessary or useful to perform such services, in accordance with the authorizations granted to them.

The authorizations granted to Telerj and Telest shall be in force up to November 30, 2005 and November 30, 2008, respectively, and may be renewed once for a 15- years term by means of the payment of rates of approximately 1% of operators annual revenues.

As of July 6, 2003, the operators implemented the Carriers Selection Code (Código de Seleção da Prestadora) (CSP), by which customers became to choose their carrier for national and international long distance services, in compliance with the rules of Personal Mobile Service (Serviço Móvel Pessoal), or SMP. The subsidiaries no longer receive revenue from national and international long distance calls and shift; instead, they receive interconnection fees for the use of their network on these calls.

The subsidiaries' business, including services they may provide, are ruled by the National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL, the telecommunications service regulator, in accordance with Law No. 9,472 of July 16, 1997, and relevant regulations, decrees, decisions and complementary plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of the holding company and consolidated companies on December 31, 2004 and 2003 have been prepared pursuant to accounting practices established by the Brazilian corporate law, rules applicable to telecommunications service providers, and accounting rules and procedures set forth by the Securities Commission (Comissão de Valores Mobiliários), or CVM.

The consolidated financial statement include balances and transactions of the holding company and its subsidiaries. All balances and transactions among the companies have been eliminated.

The financial statements as of December 31, 2003 have been reclassified, as applicable, for comparability.

3.  SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a)  Cash and cash equivalents

Represent the balances existing in cash and banks and financial investments with immediate liquidity, showed at cost, added by earned gains until balance sheet date.

b)  Accounts receivable

Billed amounts are appraised at charge value on the date the service is rendered. Unbilled services rendered to customers until balance sheet date, and receivables related to handsets and accessories sales are also included.

c)  Provision for doubtful accounts

It is constituted for credits which chances of recovery are considered remote.

d)  Conversion of transactions in foreign currency

Transactions in foreign currency are recorded using the exchange rate on transaction date and the relevant balances are adjusted until balance sheet date, and the exchange variation is recorded as income. The exchange variation and gains on foreign currency derivative contracts are determined and recorded monthly, irrespective of the settlement expiration dates.

e)  Inventories

They are represented by cellular handsets and accessories appraised at purchase average cost. A provision has been constituted to adjust the realization amount over costs of those cellular handsets considered obsolete or which amount exceed that usually traded by the subsidiaries within a reasonable period of time.

f)  Prepaid expenses

They are showed by the amounts actually disbursed but not yet incurred.

g)  Other assets

The subsidies practiced on sales of terminals to accredited agents are deferred and recognized as income as those terminals are enabled.

h)  Investments

The permanent corporate interest in subsidiaries is recorded by the equity method of accounting. Subsidiaries' accounting practices are consistent with those adopted by the holding company.

i)  Property, plant and equipment

It is showed by acquisition or construction cost less accrued depreciation, calculated on straight-line basis, which relevant rates are in accordance with the estimate useful lives of the assets. The net financial expenses on loans to finance construction works in progress are recognized at their respective cost. The expenses incurred for repair and maintenance representing improvement, capacity increase or useful life are capitalized, while others are recorded in the income for the year. The current amount of the provision for cost to be incurred for disassembling towers and equipment in leased property is capitalized and depreciated over the equipment useful life, which shall not exceed the term of the agreement.

j)  Income and social contribution taxes

They are calculated and recorded based on tax rates in force on the date the financial statements are prepared on an accrual basis. Deferred taxes attributable to temporary differences, tax loss and social contribution carryforwards are recorded assuming their future realization.

k)  Loans and financing

They are adjusted by the monetary and/or exchange variation and interest incurred until balance sheet date.

l)  FISTEL rate

The amount of FISTEL rate (Fundo de Fiscalização das Telecomunicações) paid on validation service to new customers, generated monthly over the year, is deferred and amortized over the estimate period of customer loyalty equal to 24 months.

m)  Provision for contingencies

They are determined based on legal counsels and Management opinions as to the probable outcome of pending issues and are adjusted until balance sheet date at probable loss value, subject to the type of each contingency.

n)  Provision for pension plan

The actuarial liabilities are calculated based on the projected unit credit cost method, and relevant assets are presented at their fair market value. Actuarial gains and losses were recorded immediately in the income for the year (Note 27).

o)  Recognition of revenues

Services revenues are recognized as services are rendered, and the billing is made monthly. Unbilled revenue on the last billing date by the end of the month is recognized in the month the service is actually rendered. The revenues concerning sales of prepaid cellular minutes are deferred and recognized as income as such credits are actually used.

p)  Financial income and expenses

They represent interest and monetary and exchange variations resulting from financial investment, loan and financing obtained or granted. Exchange gains and losses in forward, option and swap contracts are included.

q)  Derivatives

The subsidiaries have derivative contracts with the purpose of managing the exposure of their cash flow in foreign currency to exchange rates fluctuation. Those derivatives are recorded based on the agreed terms, exchange rates and interest in force on balance sheet date. Paid or prepaid premiums are deferred for amortization over the term of relevant contracts, and gains and losses, whether realized or not, are recorded as net financial income and/or expense.

r)  Employees' profit sharing

Provisions are made to recognize expense regarding employees' profit sharing program.

s)  Use of estimate

The preparation of the financial statements requires the management to make estimates and adopt assumptions at its reasonable discretion that affect the amounts presented as assets and liabilities, as well as revenue, costs and expenses amounts. Actual amounts may differ from those estimated.

t)  Net income per thousand shares

It is calculated based on the number of outstanding shares on the date the balance sheet is prepared.

4.  CASH AND CASH EQUIVALENTS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Cash and banks	1,797	331	45,841	11,102
Financial investment	19,227	10,345	308,065	371,371
Total	21,024	10,676	353,906	382,473

The investments refer, mostly, to fixed rate transactions, indexed at CDI (Certificado de Depósitos Interbancários, a Brazilian interbank market rate) variation.

5.  TRADE ACCOUNTS RECEIVABLES, NET

	Consolidated
	12.31.04	12.31.03

Unbilled amounts for services rendered	66,058	81,573
Billed amounts	135,125	93,157
Interconnection	99,782	95,900
Goods sold	146,913	106,743
Provision for doubtful accounts	(40,130)	(31,685)
Total	407,748	345,688

There are no customers who account for more than 10% of accounts receivables, net at December 31, 2004 and 2003, except for amounts receivable from Telemar Norte Leste S.A., which represent approximately 14% and 16% of Trade Accounts Receivable, Net at December 31, 2004 and 2003, respectively.

Changes in the provision for doubtful accounts are as follows:

	Consolidated
	2004	2003

Beginning balance	31,685	31,867
Complementary provision	35,693	40,239
Write-off	(27,248)	(40,421)
Ending balance	40,130	31,685

6.  INVENTORIES

	Consolidated
	12.31.04	12.31.03

Cellular handsets	140,055	75,857
Accessories and other	5,610	4,542
Provision for obsolescence	(14,087)	(29,050)
Total	131,578	51,349

7.  DEFERRED AND RECOVERABLE TAXES

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Prepaid income and social contribution taxes	51,073	44,871	174,560	141,548
Withholding income tax	3,221	1,803	22,733	14,665
Recoverable ICMS (State VAT)	-	-	70,924	59,963
Recoverable PIS (Employees' Profit Sharing Program) and COFINS (Social Contribution on Billing)	-	-	42,086	1,450
Other recoverable	241	133	2,812	1,927
Total recoverable taxes	54,535	46,807	313,115	219,553

Deferred income and social contribution taxes	338	1,040	259,989	296,073
ICMS on deferred sales	-	-	17,001	8,061
Total	54,873	47,847	590,105	523,687

Current	3,793	593	327,953	269,575
Noncurrent	51,080	47,254	262,152	254,112

The main components of deferred income tax and social contribution are as follows:

	Consolidated
	12.31.04	12.31.03

Merged tax credit (corporate restructuring) (Note 28)	73,608	168,351
Tax credits on:
Obsolescence	4,789	9,877
Contingencies	28,431	25,626
Doubtful accounts credits	13,644	10,773
Loyalty program	5,744	6,718
Tax loss and social contribution carryforwards	97,920	41,862
Accelerated depreciation	22,111	17,344
Other amounts	13,742	15,522
Total	259,989	296,073

Current	73,559	112,111
Noncurrent	186,430	183,962

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a) Tax loss carryforwards will be offset up to a limit of 30% per year on future taxable income. In accordance with projections of future results, estimates that its tax loss carryforwards will be fully offset in 4 years.

b) Merged tax credit: consists of net balance of goodwill and provision to maintain the integrity of the shareholders equity (See Note 28), is realized with the amortization of its subsidiaries goodwill, which will occur in 5 years. External consultants opinions used in the corporate restructuring process give grounds to the recovery of the amount within such term.

c) Temporary differences: will be realized upon payment of accruals, effective losses on bad debts or realization of inventories.

Technical study of feasibility approved by the Company's Board of Directors indicates the full recovery of recognized deferred tax amounts, in accordance with the definition of CVM Instruction 371. The estimate schedule for realization of deferred taxes is as follows:

Years	Consolidated

2005	73,559
2006	20,287
2007	34,558
2008	43,123
2009/2010	88,462
Total	259,989

The mentioned Instruction further requires that studies should be carried out from time to time to give grounds to the maintenance of accounted amounts.

8.  PREPAID EXPENSES

	Consolidated
	12.31.04	12.31.03

FISTEL Rate	17,609	9,553
Rentals	8,617	8,395
Financial charges	-	223
Insurance premium	274	326
Advertising	18,962	13,076
Employee's benefits	2,048	1,255
Other	5,204	6,687
Total	52,714	39,515

Current	37,298	27,143
Noncurrent	15,416	12,372

9.  OTHER ASSETS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Deposit in court	-	-	13,409	9,759
Advance to employees	-	-	1,762	1,485
Credit with suppliers	-	-	9,236	10,914
Intercompany credits	294	391	32,430	33,669
Dividends and interest on shareholders' equity	27,416	51,586	-	-
Subsidy on product sale	-	-	16,821	5,899
Other assets	32	159	13,843	9,039
Total	27,742	52,136	87,501	70,765

Current	27,742	52,136	79,919	65,428
Noncurrent	-	-	7,582	5,337

10.  INVESTMENTS

a) Interest in Subsidiaries

Subsidiaries	Total interest	Total common shares	Shareholders' equity on 12.31.2003	Net income for the year
				2004	2003

Telerj Celular S.A.	100%	30,449,109	1,616,075	33,123	115,564
Telest Celular S.A.	100%	2,038,856	301,096	61,409	42,582

b) Composition and Changes

Description	Telerj Celular S.A.	Telest Celular S.A.	Total

Balance on December 31, 2002	1,496,397	247,362	1,743,759
Adjustment of goodwill reserve	8,207	665	8,872
Equity in the earnings	115,776	42,659	158,435
Dividends and interest on shareholders' equity - expired in 1999	-	400	400
Dividends and interest on shareholders' equity	(29,562)	(28,399)	(57,961)
Balance on December 31, 2003	1,590,818	262,687	1,853,505
Equity in the earnings	33,123	61,409	94,532
Dividends and interest on shareholders' equity	(7,866)	(23,000)	(30,866)
Balances on December 31, 2004	1,616,075	301,096	1,917,171

11.  PROPERTY, PLANT AND EQUIPMENT, NET

a) Composition

	Consolidated
		12.31.04			12.31.03
	Annual depreciation rate - %	Cost	Accrued depreciation	Property, plant and equipment, net	Property, plant and equipment, net

Transmission equipment	14.29	1,519,769	(1,085,981)	433,788	449,566
Switching equipment	14.29	674,528	(463,774)	210,754	230,890
Infrastructure	4.00 to 20.00	392,465	(200,495)	191,970	171,491
Lands	-	4,353	-	4,353	4,353
Software rights to use	20.00	283,024	(168,747)	114,277	154,909
Buildings	4.00	33,647	(4,242)	29,405	62,699
Terminal equipment	66.67	192,316	(139,042)	53,274	35,366
Other assets	10 to 20.00	265,685	(138,462)	127,223	130,383
Properties and work in progress	-	98,525	-	98,525	158,357
Total		3,464,312	(2,200,743)	1,263,569	1,398,014

b) Rentals

The Company and its subsidiaries lease equipment and property by means of a number of agreements with several maturity dates. Annual rental expenses of these transactions are:

Year	2004

2005	38,858
2006	25,787
2007	22,161
2008	20,261
2009 on	35,141
Total minimum payments	142,208

12.  TRADE ACCOUNTS PAYABLE

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Suppliers	4,306	3,595	373,166	225,142
Interconnection/connection	-	-	36,680	23,947
Amounts to be transferred SMP	-	-	90,423	41,269
Technical assistance (see Note 30)	-	-	51,664	126,151
Other	2,308	678	12,984	9,739
Total	6,614	4,273	564,917	426,248

Amounts to be transferred SMP refer to VC2 and VC3 calls billed to our customers and transferred to long distance operators.

13.  TAXES, RATES AND CONTRIBUTIONS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

ICMS	-	-	27,925	20,943
Income and social contribution taxes	459	-	14,552	3,746
PIS and COFINS	2,127	2,009	16,618	12,519
FISTEL	-	-	6,886	5,612
FUST and FUNTTEL	-	-	1,189	1,101
Other taxes, rates and contributions	-	-	552	99
Total	2,586	2,009	67,722	44,020

14.  LOANS AND FINANCING

a) Composition of debt

	Currency	Interest	Maturity	Consolidated
				12.31.04	12.31.03

Principal:
Financial Institutions:
Citibank - OPIC	US $	3% p.a. + LIBOR	11/03/04	-	36,115
Resolution No. 2,770	US $	10.8% p.a. to 11% p.a.	08/01/05 a 10/03/05	30,526	80,898
Debt assumption	US $	1.825% p.a. + LIBOR	10/18/05 a 11/07/05	10,022	73,489
NEC do Brasil S.A.	US$	7.30% p.a.	11/29/05	8,286	18,037
Interest and commission	US $			1,416	10,416
Total				50,250	218,955

Current				50,250	165,802
Noncurrent				-	53,153

Loans and financing are used for expansion and modernization of cellular telephone network, trade finance and working capital.

b) Guarantees

Banks	Guarantee

Resolution No. 2,770	Promissory notes
Debt Assumption	Promissory notes
NEC do Brasil S.A.	Aval

c) Hedge

On December 31, 2004, the Company has exchange contracts with notional amounts of US$58,834 thousand (US$126,563 thousand on December 31, 2003) to cover its obligations against exchange fluctuation. As of the date hereof, the Company recorded a net loss of R$13,035 (R$10,760 on December 31, 2003), on these contracts represented by a balance of R$1,477 in current assets (R$1,237 in noncurrent assets on December 31, 2003), and of R$14,512 in current liabilities (R$19,629 on December 31, 2003).

15.  DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Interest on shareholders' equity	26,236	40,872	26,236	40,872
Dividends	9,549	7,890	11,472	9,851
Total	35,785	48,762	37,708	50,723

16.  OTHER OBLIGATIONS

	Holding Company		Consolidated
	12.31.04	12.31.03	12.31.04	12.31.03

Prepaid services	-	-	19,648	21,786
Provision loyalty program	-	-	16,894	19,760
Other intercompany liabilities	7,028	6,730	19,282	15,850
Provision for pension plan	-	-	364	893
Other	5	-	25,108	913
Total	7,033	6,730	81,296	59,202

Current	7,033	6,730	56,858	58,308
Noncurrent	-	-	24,438	894

Subsidiaries have loyalty programs in which the calls are transformed into points for future exchange for handsets. Accumulated points are reserved as they are obtained considering redemption historical data, accumulated points and point average cost. Upon redemption of handsets by customers, the reserve is reduced.

17.  PROVISION FOR CONTINGENCIES

The subsidiaries have administrative and judicial contingencies including labor, tax and civil claims, which relevant accounting provision was made in relation to claims considered as probable losses.

The components of the provision balance are as follows:

	Consolidated
	12.31.04	12.31.03

Labor	10,177	8,042
Civil	25,882	15,403
Tax	47,561	51,927
Total	83,620	75,372

Current	61,055	52,079
Noncurrent	22,565	23,293

Changes in the provision for contingencies at year ended on December 31, 2004 are as follows:

Consolidated

Balance on December 31, 2003	75,372
Additional provision, net of reversal	7,850
Monetary variation	5,087
Payments	(4,689)
Balance on 12.31.2004	83,620

17.1. Tax claims

17.1.1. Probable loss

a) ICMS

Based on the opinion of its legal counsels, subsidiary Telest made a reserve in the amount of R$2,826 on December 31, 2004 (R$12,097 on December 31, 2003) regarding ICMS delinquency notices issued in 2002, under discussion at administrative level.

17.1.2. Probable loss

Based on the opinion of its legal counsels and tax consultants, the Management believes that settlement of the following issues shall not represent a relevant adverse affect on its financial situation and except as mentioned in Note 17.1.2 below, it did not recognized any provisions in the financial statements as of December 31, 2004.

a) ICMS, ISS and other taxes

Subsidiaries Telerj and Telest received delinquency notices in the aggregate amount of R$66,219, which objects are: (i) R$40,671 - non payment of ICMS on certain services unrelated to telecommunication services; (ii) R$6,244 - ICMS on international calls, originated in Brazil; (iii) R$1,733 - ICMS on calls originated in administrative terminals and made by employees for tests; (iv) R$4,947 - ISS (Service Tax) on subscription; (v) R$12,624 - several delinquency notices of ICMS, ISS and other taxes, which have been challenged by the subsidiaries.

b) PIS and COFINS

On November 27, 1998, Law No. 9,718/98 changed the calculation of PIS and COFINS, as follows (i) increased COFINS rate from 2% to 3%, (ii) authorized the deduction of up to 1/3 of the amount of COFINS from the amount of the Social Contribution on Net Income - CSLL, and also (iii) indirectly increased COFINS and PIS payable by subsidiaries, establishing the inclusion of surplus revenue in COFINS and PIS taxes basis.

In the opinion of our legal counsels, this increase has non-constitutional grounds, considering that: (i) Art. 195 of the Brazilian Constitution, in force upon publication of Law 9.718, set forth that PIS and COFINS would only be levied on payroll, billing and profits; (ii) the Federal Government used an inadequate means to increase PIS and COFINS, an ordinary law instead of a complementary law; (iii) the period of ninety (90) days as of publication to enforce the law failed to be observed.

Both Telerj and Telest have been awarded favorable judicial decision authorizing the exclusion of surplus revenue from PIS and COFINS tax basis, as well as the collection of COFINS at a rate of two per cent (2%).

However, in August 2000, the decision rendered for the action filed by Telerj was partially reversed, and have exclusively maintained the authorization to exclude surplus revenue from tax basis. As a result, in September 2000, Telerj made a payment in the adjusted amount of R$12,473. In relation to part of the decision that remains in force, the Company's Management, as a precaution, maintained a reserve of R$40,185 for the year ended on December 31, 2004 (R$35,726) on December 31, 2003) in Telerj. Telest has a provision equivalent to R$4,550 (R$4,104 on December 31, 2003).

In view of the changes introduced by laws 10,637/02 and 10,833/03, the subsidiaries now include surplus revenue in PIS and COFINS tax basis.

c) CSLL

Telerj received a notification regarding the use, in 1997, of a portion of the Social Contribution on Net Income carryforwards appraised by the company (Telecomunicações do Rio de Janeiro S.A. ) originated in the spin off. In year ended on December 31, 2004, the amount of the delinquency notice is equivalent to R$4,065.

17.2. Labor and civil claims

Include several labor and civil claims, for which a reserve has been provided as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible, the aggregate amount involved is R$29,936 for civil claims and R$5,772 for labor claims.

18.  SHAREHOLDERS' EQUITY

a) Capital stock

The capital stock is comprised by shares without par value as follows:

	Lot per thousand shares
	12.31.04	12.31.03

Common shares	189,434,958	173,023,182
Preferred shares	259,575,036	259,575,036
Total	449,009,994	432,598,218

b) Special goodwill reserve

This provision refers to the constitution of a special reserve of the goodwill resulting from the corporate restructuring of the Company, which will be capitalized in favor of the holding company, upon actual realization of the tax benefit (Note 28).

c) Capital gains

i) Statutory reserve

The statutory reserve is based on 5% of the annual net income until such reserve reaches 20% of the total paid up capital stock or 30% of the capital stock added by capital reserves, and from then on, the allocation of such reserves shall no longer be mandatory. The purpose of this reserve is to keep the integrity of the capital stock and may only be used to offset losses or increase the capital stock.

ii) Other capital gains

The special reserve for expansion and modernization is based on the capital budget prepared by the Management, which shows the requirement of funds for investment projects for the next years.

d) Dividends and interest on shareholders' equity

Unless otherwise provided in the Bylaws, preferred shares have no voting rights and it shall be assured to them priority in capital reimbursement, without premium, and a dividend of ten per cent (10%) higher than that allocated to each common share.

Dividends are calculated in accordance with the Company's Bylaws and the Corporate Law, which set forth a minimum dividend of twenty-five per cent (25%) on income for the year.

Dividends payable before being allocated to interest on shareholders' equity have been calculated as follows:

	12.31.04	12.31.03

Net income for the year	92.878	156.926
Allocation to statutory reserve	(4,644)	(7,846)
Adjusted net income	88,234	149,080
Dividends and interest on shareholders' equity	(22,058)	(37,270)

Interest on shareholders' equity gross	23,000	42,500
IRF on interest on shareholders' equity	(3,450)	(6,375)
Interest on shareholders' equity net	19,550	36,125
Additional dividend	2,508	1,145

	12.31.04	12.31.03

Number of shares:
Common	189,434,958	173,023,182
Preferred	259,575,036	259,575,036
	449,009,994	432,598,218

Dividends and interest on shareholders' equity net for the year:
Common	8,798	14,063
Preferred	13,260	23,207

Dividends and interest on shareholders' equity per thousand shares (in Brazilian reais)
Common	0.046442	0.081277
Preferred	0.051087	0.089404

19.  NET OPERATING REVENUE

	Consolidated
	2004	2003

Subscription	138,599	198,496
Usage	1,101,634	1,017,834
Shift	-	12,390
Additional call charges	26,118	47,237
Interconnection	792,513	809,860
Data services	41,984	32,641
Other services	18,944	13,426
Total gross revenue from services	2,119,792	2,131,884

ICMS	(388,919)	(385,108)
PIS and COFINS	(76,597)	(77,588)
ISS	(834)	(79)
Discounts granted	(48,921)	(23,236)
Net operating revenue from services	1,604,521	1,645,873
Sale of handsets and accessories	584,077	394,577

ICMS	(49,545)	(33,493)
PIS and COFINS	(37,407)	(15,167)
Discounts granted	(119,064)	(74,961)
Return of goods	(55,555)	(24,378)

Net operating revenue from sales of handsets and accessories	322,506	246,578

Total Net operating revenue (services + sales of handsets and accessories)	1,927,027	1,892,451

There are no customers which contributed more than 10% of the gross operating revenue during the years ended on December 31, 2004 and 2003, except for Telemar Norte Leste S.A. Telemar Norte Leste S.A. is the fixed line service provider and contributed approximately 21% and 23% of the total gross revenue for the years ended on December 31, 2004 and 2003, respectively, mainly in relation to interconnection.

20.  COST OF SERVICES AND GOODS

	Consolidated
	2004	2003

Personnel	18,784	17,207
Supplies	968	1,799
Third party services	47,996	32,590
Connection means	55,383	74,764
Rental/insurance/condominium	43,913	44,013
Interconnection	80,958	128,657
Taxes, rates and contributions	61,759	59,616
Depreciation and amortization	272,687	325,786
Other input	148	222
Cost of services rendered	582,596	684,654

Cost of goods sold	529,864	367,833
Total	1,112,460	1,052,487

21.  SELLING EXPENSES

	Consolidated
	2004	2003

Personnel	54,668	48,734
Supplies	9,008	3,295
Third party services (*)	321,374	221,595
Rental/insurance/condominium	9,704	11,139
Taxes, rates and contributions	538	381
Depreciation and amortization	75,598	61,295
Provision for doubtful accounts	35,693	40,239
Other input	1,878	788
Total	508,461	387,466

(*) Includes expenses with advertising in the amount of R$97,236 (R$77,246 in 2003).

22.  GENERAL AND ADMINISTRATIVE EXPENSES

	Holding Company		Consolidated
	2004	2003	2004	2003

Personnel	1,821	3,259	48,533	54,751
Supplies	-	-	5,488	4,328
Third party services	3,256	4,188	72,109	97,845
Rental/insurance/condominium	-	-	13,223	13,949
Taxes, rates and contributions	35	45	1,279	2,923
Depreciation and amortization	430	431	45,082	49,258
Other input	40	-	2,118	1,354
Total	5,582	7,923	187,832	224,408

23.  OTHER OPERATING INCOME (EXPENSES)

	Holding Company		Consolidated
	2004	2003	2004	2003
Income
Fines	-	-	9,405	9,816
Recovered expenses	135	-	13,819	27,470
Reversal of provisions	-	-	10,307	5,117
Shared infrastructure	-	-	4,540	3,066
Trade discounts	-	-	11,641	9,166
PIS and COFINS on other income	-	-	(4,004)	(1,081)
Other	-	400	13,675	2,894
Total	135	400	59,383	56,448

Expenses
Provision for contingencies	-	-	(18,157)	(20,467)
FUST	-	-	(8,702)	(8,904)
FUNTTEL	-	-	(4,292)	(4,373)
ICMS on other expenses	-	-	(1,527)	(1,533)
Deferred amortization	-	-	(314)	(595)
Other	(33)	(724)	(9,410)	(7,267)
Total	(33)	(724)	(42,402)	(43,139)

24.  FINANCIAL INCOME (EXPENSES)

	Holding Company		Consolidated
	2004	2003	2004	2003
Financial income
Interest income	6,783	10,808	78,122	82,114
Monetary/exchange variation on assets	907	589	18,185	70,477
PIS and COFINS on financial income	(356)	(2,479)	(5,696)	(6,103)
Total	7,334	8,918	90,611	146,488

Financial expenses
Interest expense	(2,342)	(125)	(39,741)	(40,215)
Monetary/exchange variation on liabilities	-	-	(13,416)	(8,949)
Derivative transactions, net	-	-	(31,727)	(112,341)
Total	(2,342)	(125)	(84,884)	(161,505)

25.  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on accrual basis. Deferred taxes are recognized on temporary differences pursuant to Note 7. The composition of the expenses of income and social contribution taxes is the following:

	Holding Company		Consolidated
	2004	2003	2004	2003

Income tax	(1,080)	(21)	(80,476)	(46,048)
Social contribution	(149)	(12)	(28,719)	(16,599)
Deferred income tax	46	762	44,822	762
Deferred social contribution	17	275	16,270	275
Total	(1,166)	1,004	(48,103)	(61,610)

The reconciliation of taxes on income reported, less the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% are as follows:

	Holding Company		Consolidated
	2004	2003	2004	2003

Income before tax	94,044	155,922	117,981	175,347
Tax income at combined statutory rate	(31,975)	(53,013)	(40,114)	(59,618)
Permanent additions:
Nondeductible expenses	(130)	-	(5,498)	(27)
Other additions	(1,202)	-	(2,514)	(2,005)
Permanent exclusions
Equity in the earnings	32,141	53,868	-	-
Other exclusions	-	149	23	40
Tax credit (expense) as reported in financial statements	(1,166)	1,004	(48,103)	(61,610)

26.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

Tele Sudeste is the controlling shareholder of Telerj and Telest, which provide mobile telephone services in the States of Rio de Janeiro and Espírito Santo, in accordance with the authorizations granted by the Federal Government. Both operators are also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their essential activities.

The major market risks to which Telerj and Telest are exposed in exercising their activities include:

•  Credit Risk: resulting from any difficulty in collecting telecommunications services provided to their customers and revenues from sale of handsets to distribution networks, as well as the risk relating to swap transactions.

•  Interest Rate Risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR and CDI).

•  Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated to potential losses to the Company resulting from adverse exchange rate fluctuations.

Telerj and Telest have been actively managing and mitigating risks inherent to their operations by means of comprehensive operating initiatives, procedures and policies.

Credit risk

Credit risk from providing telecommunications services is minimized by monitoring the customer portfolio and addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. The subsidiaries' customers use 71.2% prepaid services that require pre-loading, thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing potential customer's balance sheet, and making inquires of credit protection agencies' database. In addition, an automatic control system has been implemented with the distribution of SAP's software ERP for consistent transactions.

The Company is also exposed to credit risk arising out of its financial investments and receivables from swap transactions. The Company makes efforts to diversify such exposure among first class financial institutions.

Interest rate risk

Telerj and Telest are exposed to interest rate risk, due to exchange derivative transactions and borrowings contracted in Brazilian reais associated with the cost of CDI rates. However, the balance of those financial investments also indexed at CDI neutralizes such effect.

Foreign currency-denominated loans are also exposed to the risk of increase in floating interest rate (LIBOR). As of December 31, 2004, the principal amount of these transactions was US$10,022 (R$104,807 on December 31, 2003).

Currency risk

Telerj and Telest utilize derivative instruments to protect themselves against the currency risk on foreign currency-denominated loans. The instruments usually used are swap, option and forward contracts.

Telerj and Telest's net exposure to currency risk as of December 31, 2004 is shown in the table below:

US $

Loans and financing	(18,931)
Suppliers - Technical Assistance	(19,464)
Hedge instruments	58,834
Net exposure	20,439

During 2004, the subsidiaries entered into derivative instruments to hedge other foreign currency commitments against exchange variations.

b) Derivative instruments

The subsidiaries record derivative gains and losses as a component of financial expense or income.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains (losses)

Suppliers - Technical Assistance	(51,664)	(51,664)	-
Loans and financing	(50,250)	(52,359)	(2,109)
Derivative instruments	(13,035)	(11,755)	1,280
Total	(114,949)	(115,778)	(829)

c) Market value of financial instruments

The market value of loans and financing and derivative instruments were determined based on the discounted cash flows, using available projected interest rate information.

Market values have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market. The use of different market assumptions may have a material effect on estimates.

27.  POST-RETIREMENT BENEFIT PLAN

The subsidiaries, together with the companies of former Telebrás System, sponsor private pension and health care plans covering retired employees, managed by Sistel Social Security Foundation (Fundação Sistel de Seguridade Social), or SISTEL. Until December 1999, all sponsors of SISTEL managed plans participated jointly in all plans then existing. On December 28, 1999, the sponsors of SISTEL managed plans agreed with new conditions to create retirement individual plans to each sponsor (PBS - Tele Sudeste) and maintenance of the joint participation just to those members that have already being assisted in such condition as of January 31, 2000 (PBS-A), resulting in a restructuring proposal to SISTEL Bylaws and Regulation, approved by the Complementary Social Security Secretary on January 13, 2000.

As a result of the exclusion of the joint participation as of December 1999, each Subsidiary sponsors a benefit plan called - PBS- Tele Sudeste Celular, comprising approximately 0.25% of the Company's employees. In addition to complementary retirement plan, the Company takes part in a multi-sponsored health care plan covering retired employees and their dependents, at a shared cost (PAMA).

The contributions to PBS Tele Sudeste Celular are determined based on actuarial studies conducted by independent actuaries pursuant to the rules in force in Brazil . The cost determination basis of capitalization and contribution paid by the sponsor is 13.5% on payroll of its employees who participate in the plan, of which 12% are allocated to PBS Tele Sudeste Celular plan cost and 1,5% to PAMA.

An individual contribution plan covering 82% of subsidiaries' employees called Visão Celular Benefit Plan was created by SISTEL in August 2000. Visão Celular Plan is made feasible by means of contributions made by participants (employees) and by the sponsor, credited to participants' individual accounts. The subsidiaries account for the cost of all associated administrative and maintenance expenses, including participants' risks of death and disability. Employees participating in those benefit plans (PBS Tele Sudeste Celular) have the option to migrate to Visão Celular Plan, offered to other employees that do not participate in PBS Tele Sudeste Celular, as well as to all new employees. The contributions of the Company to Visão Celular are equal to participants', ranging between 2% and 9% on participation salary, pursuant to the percentage chosen by participant.

During 2004, the subsidiaries made contributions do PBS Tele Sudeste Celular Plan in the amount of R$12 (R$46 in 2003) and to Visão Celular Plan in the amount of R$3,201 (R$2,859 in 2003).

As of December 31, 2001, the Company chose to recognize actuarial liabilities pursuant to CVM Resolution 371, of December 13, 2000, directly in shareholders' equity, net of any corresponding tax effect. On December 31, 2004 and 2003, the Company immediately recognized the aggregate actuarial gains and losses in the income for the year. The projected unit cost method was used for actuarial appraisal of the plans, which relevant assets are positioned on November 30, 2004 and 2003, respectively. For multi-sponsored plans (PAMA and PBS-A), proration of assets plans was made based on the actuarial liability of the company in relation to the aggregate actuarial liability of the plan.

During the year ended on December 31, 2004, the Company recognized pro rat the estimate actuarial cost for year 2004, with the reversal of R$531 relating to these costs.

The following table demonstrates the composition of the provision for retirement benefit plans and health care plans to retired employees as of December 31, 2004, in addition to other information required by CVM Resolution 371 on such plans.

Plan	12.31.04	12.31.03

PAMA	364	893
Total	364	893

a) Conciliation of assets and liabilities

	12.31.04
	PBS (ii)	Visão (ii)	PAMA (i)	PBS- A (i) (ii)

Total actuarial liabilities	8,642	4,225	1,449	10,190
Assets fair value	(11,430)	(4,545)	(1,085)	(13,252)
Liabilities (assets) net	(2,788)	(320)	364	(3,062)

	12.31.03
	PBS (ii)	Visão (ii)	PAMA (i)	PBS-A (i) (ii)

Total actuarial liabilities	8,725	2,297	2,049	9,787
Assets fair value	(10,283)	(3,826)	(1,156)	(11,693)
Liabilities (assets) net	(1,558)	(1,529)	893	(1,906)

(i) Refers to the proportional participation of the Company in multi-sponsored plan - PAMA and PBS-A -assets and liabilities.

(ii) Although PBS, Visão and PBS-A show a surplus, on December 31, 2004, no assets were recognized by sponsors due to the legal impossibility to reimburse said surplus, taking into account that those plans are not contributive, which makes any further reduction of sponsor's contribution impossible.

b) Plan cost for the year

	12.31.04
	PBS	Visão	PAMA	PBS-A

Current service cost	68	463	10	-
Interest cost	952	237	227	1,063
Total	1,020	700	237	1,063

c) Changes in net actuarial liabilities (assets)

	12.31.04
	PBS	Visão	PAMA	PBS-A

Net liabilities on 12.31.03	(1,558)	(1,529)	893	(1,906)
Recognized expense (income) in income statement for the last year	(264)	223	111	(215)
Recognized actuarial (gains) losses	(955)	1,372	(632)	(941)
Sponsor's contributions recorded	(11)	(386)	(8)	-
Net liabilities recognized in the balance sheet	(2,788)	(320)	364	(3,062)

d) Changes in actuarial liabilities

	12.31.04
	PBS	Visão	PAMA	PBS-A

Actuarial liabilities on 12.31.03	8,725	2,297	2,049	9,787
Current service cost	68	463	10	-
Interest on actuarial liabilities	952	237	227	1,063
Benefits paid	(657)	(17)	(82)	(794)
Actuarial (gains) losses	(446)	1,245	(755)	134
Actuarial liabilities on 12.31.04	8,642	4,225	1,449	10,190

e) Changes in plans' assets

	12.31.04
	PBS	Visão	PAMA	PBS-A

Plan assets fair value on 12.31.03	10,283	3,826	1,156	11,693
Benefits paid	(657)	(17)	(82)	(794)
Gains (losses) on assets	599	(161)	-	-
Sponsor's contributions	17	444	8	-
Plan earnings	1,188	453	3	2,353
Plan assets fair value on 12.31.04	11,430	4,545	1,085	13,252

f) Estimate expense 2005

	12.31.04
	PBS	Visão	PAMA	PBS-A

Service cost	52	843	9	-
Interest cost on actuarial liabilities	940	439	160	1,105
Estimate assets earnings	(1,536)	(626)	(173)	(1,567)
Employees contribution	(20)	(103)	-	-
Total	(564)	553	(4)	(462)

g) Actuarial presumptions

12.31.04
	PBS	Visão	PAMA (i)	PBS-A (ii)

Discount rate used at current value of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.
Estimate return rate on plan assets	13.75% p.a.	13.75% p.a.	16.40% p.a.	12.20% p.a.
Future salary growth rate	7.10% p.a.	7.10% p.a.	7.10% p.a.	7.10% p.a.
Medical costs growth rate	-	-	8.15% p.a.	-
Benefits growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
Disabled mortality table	IAPB-57	IAPB-57	-	-
Mortality table	UP84+1 and gender-segregated	UP84+1 and gender-segregated	UP84+1	UP84+1
Disability table	Mercer Disability	Mercer Disability	Mercer Disability	-

28.  CORPORATE RESTRUCTURING

The corporate restructuring was completed on November 30, 2000, and the goodwill paid in the privatization of the Company was transferred to its subsidiaries.

The financial statements kept for corporate and tax purposes of the company and its subsidiaries have specific accounts relating to merged goodwill and reserve, and corresponding amortization, reversal and tax credit, which balances as of December 31, 2004 and 2003 are as follows:

	Balances on merger date	Balances consolidated on
		12.31.04	12.31.03
Balance sheet:
Goodwill - merged	1,393,279	216,493	495,148
Reserve - merged	(928,437)	(142,885)	(326,797)
Balance	464,842	73,608	168,351

		2004	2003
Income statement:
Goodwill amortization		(278,656)	(278,656)
Reversal of reserve		183,913	183,913
Tax credit		94,743	94,743
Effect on income		-	-

In accordance with the abovementioned information, the goodwill amortization, net of the reversal of reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation basis of statutory minimum dividends. In order to demonstrate the financial and equity situation of the Company in the financial statements, the net value of R$73,608, on December 31, 2004 (R$168,351 on December 31, 2003), which essentially represents the balance of the merged tax credit, was classified in the balance sheet in current assets as deferred taxes (See Note 7).

The tax credit merged is being capitalized upon effective realization. In 2004, the subsidiaries actually realized R$38,684 as tax benefit on account of the restructuring. The subsidiaries did not realize the aggregate tax benefit and recorded R$71,915 and R$26,005 as tax credit on tax loss and social contribution carryforwards, respectively.

29.  MANAGEMENT COMPENSATION

During 2004 and 2003, the management compensation amounted to R$2,060 and R$3,672 in the consolidated statement and R$699 and R$2,304 in the holding company, respectively, and were recognized as expenses.

30.  TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are as follows:

a) Use of Network and Long Distance (Roaming) Cellular Communication - These transactions involve companies owned by the same group: Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A., and Norte Brasil Telecom S.A.. Part of these transactions were established based on contracts between TELEBRÁS and the operating concessionaires before privatization under the terms established by ANATEL. As of July 2003, users became to choose their carrier for long distance calls.

b) Technical Assistance - It shall be provided by the Subsidiaries to Telefónica Móviles S.A. and Telefónica Internacional on account of telecommunication services, calculated based on the percentage applied on services net revenue adjusted at currency variation.

c) Corporate services provision - passed on to companies of the same controlling group (pursuant to item a), at the cost effectively incurred for these services.

d) Call center services provided by Atento Brasil S.A. to users of subsidiaries telecommunications services, contracted for a period of 12 months, renewable for the same period.

e) Maintenance of the profitability and costs control system by Telefónica Móbile Solution do Brasil.

f) Logistic operator and accounting/financial consulting services rendered by Telefônica Gestão de Serviços.

g) Provider services of voice portal content by Terra Networks Brasil.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Consolidated
	12.31.04	12.31.03
Assets:
Accounts receivables, net	10,357	12,833
Other assets	32,430	33,669

Liabilities:
Trade accounts payable	(125,049)	(154,441)
Other obligations	(19,282)	(15,850)

	Consolidated
	2004	2003

Income:
Revenue from telecommunications services:
CRT Celular	-	298
Tele Leste and subsidiaries	-	931
Telesp Celular Participações and subsidiaries	-	6,168
Telecomunicações de São Paulo S.A.	63,605	55,338
Balances in December 31	63,605	62,735

Cost of services rendered:
CRT Celular	-	(374)
Tele Leste and subsidiaries	-	(1,033)
Telesp Celular Participações and subsidiaries	-	(4,870)
Telecomunicações de São Paulo S.A.	(27,000)	(689)
Balances in December 31	(27,000)	(6,966)

Selling expenses:
Atento Brasil S.A.	(60,961)	(45,707)
Balances in December 31	(60,961)	(45,707)

General and administrative expenses:
Telecomunicações de São Paulo S.A.	(935)	(768)
Telefónica Móviles - Technical Assistance	-	(21,123)
Balances in December 31	(935)	(21,891)

Financial income (expenses), net:
Telefonica Internacional S.A.	2,130	10,728
Telefonica Móviles Hold	2,501	13,113
Balances in December 31	4,631	23,841

Recovery of expenses with proration:
CRT Celular	8,370	10,631
Tele Leste and subsidiaries	3,800	4,987
Telesp Celular Participações and subsidiaries	54,395	53,882
Balances in December 31	66,565	69,500

Proration expenses:
CRT Celular	1,859	1,821
Tele Leste and subsidiaries	1,811	1,761
Telesp Celular Participações and subsidiaries	47,766	31,175
Balances in December 31	51,436	34,757

31.  INSURANCE

The Company maintain a monitoring policy of risks inherent to its operations. Consequently, on December 31, 2004, the Company had insurance contracts in force to cover operating risks, general liability and health, etc. The Company's Management is of the opinion that these values are sufficient to cover any losses. The main assets, liabilities or interest covered by insurance and respective amounts are as follows:

Modality	Amounts insured

Operating risks	R$796,320
General civil liability - RCG	R$5,822
Vehicle (officers fleet)	Fipe Table and R$200 for DC/DM
Vehicle (operational fleet)	R$200 for DC/DM

32.  AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998, the Company started to trade ADR's at the New York Stock Exchange (NYSE), with the following characteristics:

•  Type of shares: preferred

•  Each ADR represents five thousand (5,000) preferred shares

•  The shares are traded as ADRs with the code "TSD" at the New York Stock Exchange

•  Depositary bank abroad: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

33.  CONCILIATION BETWEEN HOLDING COMPANY AND
CONSOLIDATED NET INCOME

On December 31, 2004 and 2003, the conciliation between controlling company and consolidated net income is as follows:

	Consolidated
	2004	2003

Holding company net income	92,878	156,926
Capital reserve Telest and Telerj	-	(289)
Dividends expired 1999	-	(400)
Consolidated net income	92,878	156,237

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.